RECEIVED
2005 SEP -7 P 5:31

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

05010937

25th August, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd August 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 25th August 2005 confirming that an option granted to Martin Bandier, an Executive Director of the Company, on 25th August 1995 over 253,084 EMI Group plc Ordinary Shares of 14p each at a price of 590.315p per share has lapsed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/42

Company Announcements Office,
London Stock Exchange.

25th August, 2005.

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 3.1.4 of the Disclosure Rules, we advise that, in accordance with the rules of the EMI Group plc 1995 Executive Share Option Scheme, an option granted to Martin Bandier, an Executive Director of the Company, on 25th August 1995 over 253,084 EMI Group plc Ordinary Shares of 14p each at a price of 590.315p per share has lapsed on reaching the tenth anniversary of its date of grant.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary